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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-23835

                           NOTIFICATION OF LATE FILING

(Check One):/x/ Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR

For Period Ended: June 30,2001
                  ------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended: ___________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I

                             REGISTRANT INFORMATION

     Full Name of Registrant

                    HomeSeekers.com, Incorporated
                    -----------------------------

     Former Name if Applicable

     Address of Principal Executive Office (Street and Number)

                    6490 South McCarran Boulevard, Suite D-30
                    -----------------------------------------

     City, State and Zip Code

                    Reno, Nevada 89509
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                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)   The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/    (c)   The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Company has not, without reasonable effort or expense, been able to complete its Form 10-K for the year ended June 30, 2001 (the "Form 10-K") by the close of business on September 28, 2001 because:

     The Company has experienced and continues to experience severe negative cash flows and recurring losses from operations. The Company has a working capital deficit and no available cash reserves. The Company's management and accounting staff have, of necessity, been required to focus on the Company's significant operational and cash flow issues.

     In addition, the Company's operational and cash flow issues have contributed to significant management turnover. The Company's chief executive officer and its chief financial officer resigned on August 16, 2001. The Company's securities counsel was replaced in September 2001. The Company's significant management turnover and replacement of securities counsel, along with its severe cash flow problems, prohibited the Company from completing the closing of the accounting records or to complete and review the financial statements and disclosures in timely fashion to enable the independent auditors to complete the audit and report on the financial statements as of September 28, 2001.

         Subject to the infusion of capital from additional debt or equity financing, the Company expects to file the Form 10-K within the 15-day period provided for under Rule 12b-25.

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                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Steven M. Crane              (775)                   827-6886
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          (Name)               (Area Code)          (Telephone Number)

     2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                    /X/ Yes   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    /X/ Yes   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has reported significant losses in all quarters for the year ended June 30, 2000 and for each quarter in the first 9 months of the fiscal year ended June 30, 2001. The Company expects to report a loss from operations and net loss approximating $20 million in the fourth quarter of the fiscal year ended June 30, 2001.

                          HomeSeekers.com, Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 1, 2001        By /s/ Steven M. Crane
     ---------------           ----------------------------------------
                               Interim Chief Financial Officer

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                                    EXHIBIT A

HomeSeekers.com, Incorporated
6490 McCarren Boulevard, Suite D-30
Reno, Nevada 89509

Dear Sirs:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of HomeSeekers.com, Incorporated's inability to timely file its annual report on Form 10-K for the year ended June 30, 2001, the factors described in the succeeding paragraph make impossible the submission of our report as of the date which will permit timely filing of your 2001 annual report to the Commission.

The Company's chief executive officer and its chief financial officer resigned on August 16, 2001. The Company's securities counsel was replaced in September 2001. The Company's significant management turnover, along with its cash flow problems, prohibited the Company from completing the closing of the accounting records or to complete and review the financial statements and disclosures in timely fashion to enable us to complete our audit and report on the financial statements as of September 28, 2001.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very truly yours,

Ernst & Young LLP
Reno, Nevada
September 28, 2001